British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Toronto Stock Exchange
NYSE - Arca Exchange

January 19, 2007

Dear Sirs/Mesdames

Re Notice of Change of Auditors of Energy Metals Corporation (the “Company”)

Pursuant to National Instrument 51-102 - Continuous Disclose Obligations, and in connection with our proposed engagement as auditor of the Company, we confirm that we have read the Company's Notice of Change of Auditor dated January 18, 2007 and based upon our knowledge of the information at this date, we agree with the statements contained in such Notice.

Yours very truly

KPMG LLP (signed)

Chartered Accountants

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.